Morgan, Lewis & Bockius LLP

2020 K Street NW

Washington, DC 20006-1806

Tel. +1.202.373.6000

Fax: +1.202.373.6001

www.morganlewis.com

Beau Yanoshik

Associate

+1.202.373.6133

joseph.yanoshik@morganlewis.com

Via EDGAR Correspondence

September 11, 2015

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 95 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 95”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, July 7, 2015, with respect to Amendment No. 95. Amendment No. 95 was filed on May 21, 2015 and included disclosure with respect to the SPDR STOXX Europe 50 Currency Hedged ETF and SPDR S&P International Dividend Currency Hedged ETF (each, a “Fund” and together, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 95.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 95. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 95.

Prospectus Comments

SPDR STOXX Europe 50 Currency Hedged ETF

1.	Comment: We note the recent registration of a similar series of the Trust, the SPDR EURO STOXX 50 Currency Hedged ETF. Please consider adding disclosure to explain the differences between the SPDR EURO STOXX 50 Currency Hedged ETF and the Fund.

Response: The STOXX Europe 50 Index provides a representation of large capitalization companies in Europe generally, regardless of a country’s adopted currency. The EURO STOXX 50 Index provides a representation of large capitalization companies across the Eurozone, which consists of European Union countries that have

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Hartford  Houston  London  Los Angeles  Miami Moscow  New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica Silicon Valley  Singapore  Tokyo  Washington  Wilmington

adopted the Euro as their currency. To clarify, the following has been added to “The Fund’s Principal Investment Strategy” section:

The Index covers 50 stocks from European countries generally, regardless of a country’s adopted currency.

2.	Comment: For consistency, please revise the first sentence included in the second paragraph in “The Fund’s Principal Investment Strategy” section to clarify that “total assets” includes borrowing for investment purposes.

Response: As the 80% policy relates to the Fund’s investment in securities comprising its Index rather than a Rule 35d-1 Names Rule test and is consistent with the Trust’s exemptive relief, we respectfully decline to make the requested change.

3.	Comment: We note that the fourth paragraph included in “The Fund’s Principal Investment Strategy” section states that the Fund may use non-deliverable forward currency contracts (“NDFs”) to execute its hedging transactions. Please confirm whether NDFs are the only type of such contract the Fund will use as part of its principal investment strategies and, if not, whether any such other contracts would not be cash-settled.

Response: The Fund has removed disclosure regarding NDFs in “The Fund’s Principal Investment Strategy” section as the use of NDFs is not expected to be a principal investment strategy of the Fund. The Registrant expects the forward currency contracts the Fund holds to be cash-settled.

SPDR S&P International Dividend Currency Hedged ETF

4.	Comment: In the “Principal Investment Strategy” section of the prospectus, we note that shareholders will receive notice in the event of “any material change” to the Fund’s 80% policy. Please clarify the disclosure to remove the “materiality” qualifier, as such a qualifier is not included in Rule 35d-1 under the Investment Company Act of 1940.

Response: As the 80% policy relates to the Fund’s investment in securities comprising its Index rather than a Rule 35d-1 Names Rule test and is consistent with the Trust’s exemptive relief, we respectfully decline to make the requested change.

5.	Comment: Consider using bullet points or otherwise breaking up the third paragraph in “The Fund’s Principal Investment Strategy” section to make the discussion easier for a retail investor to follow.

Response: The requested change has not been made at this time, but the Registrant will consider this change in the next annual update.

6.	Comment: Please revise the third paragraph in “The Fund’s Principal Investment Strategy” section to discuss whether any material industry sectors or geographic concentrations have persisted over time with respect to the Fund’s Index and, if so, add appropriate risk disclosure with respect to such concentrations.

Response: Applicable disclosure has been added to the “Principal Risks of Investing in the Fund” section related to sectors and countries representing a significant portion of the Index as of September 9, 2015. In addition, the following has been added to “The Fund’s Principal Investment Strategy” section:

As of September 9, 2015, a significant portion of the Index comprises companies in the financial, utilities and telecommunications sectors and companies organized in Australia and the United Kingdom, although this may change from time to time.

7.	Comment: With respect to the sentences below currently included in “The Fund’s Principal Investment Strategy” section, please address whether there are any costs associated with rolling over hedges on a monthly basis and, if so, to what extent these costs impact returns. In particular, please explain that the Fund will bear these costs, regardless of any gain or loss experienced on the hedge.

The Index applies a methodology to effectively create a “hedge” against such fluctuations by employing a one-month forward rate against the total value of the non-U.S. denominated securities included in the Index. The hedge is reset on a monthly basis.

Response: The Registrant confirms there are costs associated with the Fund’s rolling over hedges on a monthly basis. Like brokerage costs, these costs will impact the Fund’s returns and result in imperfect correlation with the performance of the Index. The extent to which these costs impact the Fund’s returns each month will vary.

The following disclosure will replace the “Currency Hedging Risk” in the “Principal Risks of Investing in the Fund” section, in part to explain that the Fund will bear these costs, regardless of any gain or loss experienced on the hedge:

Currency Hedging Risk: When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa. Hedges are sometimes subject to imperfect matching between the hedging transaction and the risk sought to be hedged. For example, the size of each currency position hedged by the Fund is reset monthly based on the size of the fund’s exposure to that currency at a point in time. The size of the Fund’s exposure to a currency will vary during the month. This means the size of each currency hedge could be greater or less than the Fund’s total exposure in that currency during the month, and changes in currency exchange rates will affect Fund returns even when the hedge works as intended. There can be no assurance that the Fund’s hedging transactions will be effective. The effectiveness of the Fund’s currency hedging strategy will also generally be affected by the volatility of both the securities included in the Index, and the volatility of the U.S. dollar relative to the currencies to be hedged. Increased volatility may reduce the effectiveness of the Fund’s currency hedging strategy and may impact the costs associated with hedging transactions. The effectiveness of the Fund’s currency hedging strategy and the costs associated with hedging transactions may also in general be affected by interest rates. The Fund’s currency hedging activities will potentially increase or accelerate distributions to shareholders, increase distributions taxed to shareholders as ordinary income, result in the re-characterization of prior ordinary income distributions as return of capital, or generate losses that cannot be used to offset income or capital gain in subsequent years. The Fund will bear the costs associated with any such hedging transaction, regardless of any gain or loss experienced on the hedging transaction.

8.	Comment: We note that the “Principal Risks of Investing in the Fund” section includes a discussion of “Non-Diversification Risk.” Please confirm that the Fund is non-diversified.

Response: The Index’s methodology is silent on diversification and, as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, the Trust believes it appropriate to consider the Fund as non-diversified.

9.	Comment: With respect to the discussion of “Leverage Risk” in the “Principal Risks of Investing in the Fund” section, please expand the disclosure to indicate that potential losses and potential risk of loss may be increased as a result of the use of leverage.

Response: The following disclosure will replace the “Leverage Risk” in the “Principal Risks of Investing in the Fund” section, in part to expand the disclosure to indicate that potential losses and potential risk of loss may be increased as a result of the use of leverage:

Leverage Risk: Use of leverage by the Fund may have the effect of increasing the volatility of the value of the Fund’s portfolio, and may entail risk of loss in excess of the Fund’s invested capital. To the extent the Fund uses leverage, the Fund’s losses (and gains) and risk of loss may be greater than if the Fund had not used leverage.

Both Funds

10.	Comment: Please disclose how much notice shareholders will receive in the event of a change to a Fund’s investment objective.

Response: If a Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

11.	Comment: We note inclusion of a discussion of “Concentration” in the “Additional Risk Information - Principal Risks” section. If either Fund is concentrated in a certain industry or industries, please include appropriate disclosure in the “Principal Risks of Investing in the Fund” section.

Response: Applicable disclosure has been added to each “Principal Risks of Investing in the Fund” section related to sectors representing a significant portion of the respective Index as of September 9, 2015.

12.	Comment: Please consider removing the discussion of “Continuous Offering” from the “Additional Risk Information” section as it does not appear to be relevant to retail investors.

Response: The discussion of “Continuous Offering” has been removed from the prospectus.

13.	Comment: Please revise the discussion of “Investment Style Risk” in the “Additional Risk Information” section so that the discussion is tailored to a Fund’s strategy.

Response: The discussion of “Investment Style Risk” in the “Additional Risk Information” section has been removed. As noted in the SPDR STOXX Europe 50 Currency Hedged ETF’s “The Fund’s Principal Investment Strategy” section, the Index focuses on certain of the largest companies in Europe. The SPDR STOXX Europe 50 Currency Hedged ETF’s “Principal Risks of Investing in the Fund” section currently includes a discussion of “Large Capitalization Securities Risk.” The other risks described in the discussion of “Investment Style Risk” are not principal risks of either Fund.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.